Banco Itaú Holding Financeira S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

MEETING OF THE BOARD OF DIRECTORS
OF OCTOBER 31 2005

                                   The Board of Directors of BANCO ITAÚ HOLDING FINANCEIRA S.A. on October 31 2005, at 2:30 p.m., met at the company’s head office, with the legal quorum present and under the chairmanship of Dr. Olavo Egydio Setubal, for the purpose of being notified of the activities of Material Information Disclosure Committee, Insider Trading Committee and Audit Committee, as well as examining the financial statements for the period from January to September of 2005.

                                   Opening the meeting’s agenda, the Director Dr. Roberto Teixeira da Costa apprised the other board directors present of the principal matters discussed at the meetings of the Material Information Disclosure Committee and the Insider Trading Committee, held on October 20 2005.

                                   Subsequently, the Director Dr. Carlos da Câmara Pestana, as President of the Audit Committee, reported on the work carried out and the principal events characterizing the activities of the Audit Committee during the period from August 2 to October 27 2005.

                                   Subsequently, Dr. Roberto Egydio Setubal, President and Vice President of the Board of Directors, spoke at length with respect to the financial statements for the period from January to September of 2005, on which the Fiscal Council has already opined favorably pursuant to article 163, VI of Law 6404/76.

                                   After analysis of the said documentation, the Directors unanimously approved the aforementioned financial statements, authorizing their disclosure via release through the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), the Brazilian Stock Exchange (BOVESPA – Bolsa de Valores de São Paulo), the SEC (the United States Securities and Exchange Commission), the NYSE – (New York Stock Exchange) and the Argentine Stock Exchange (BCBA – Bolsa de Comercio de Buenos Aires).

                                   With no further items on the agenda, the Chairman requested the transcription of these minutes, which having been read and approved were signed by all, the meeting being declared closed. São Paulo-SP, October 31 2005. (signed) Olavo Egydio Setubal - Chairman; José Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal - Vice-Chairmen; Alcides Lopes Tápias, Carlos da Câmara Pestana, Fernão Carlos Botelho Bracher, Henri Penchas, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa, Sergio Silva de Freitas and Tereza Cristina Grossi Togni – Directors.

ALFREDO EGYDIO SETUBAL Investor Relations Officer